Exhibit 9

Information about the Designated Compliance Officer of DBRS

Name

Guy Calo

Employment History

- **DBRS, Inc. (New York, NY)**
  Designated Compliance Officer of DBRS, August 2015 to present
  Vice President, Regional Compliance Officer for US, December 2013 – August 2015

- **Knight Capital Americas, LLC (Jersey City, NJ)**
  Regulatory Counsel/Vice President - Regulatory Inquiries, May 2011 – November 2013

- **Financial Industry Regulatory Authority (FINRA)(New York, NY)**
  Principal Examiner, September 2008 – May 2011
  Associate Principal Examiner, August 2007 – August 2008

- **Cerussi & Spring, PC (White Plains, NY)**
  Senior Litigation Attorney, June 2004 - August 2007

- **Stephen Jeffries & Associates (New York, NY)**
  Associate Attorney, December 2001 – December 2002

- **Labbate Balkan Colavita & Contini, LP (Garden City, NY)**
  Associate Litigation Attorney, September 2000 – November 2001

Post Secondary Education

Fordham University School of Business, M.B.A, May 2004
Villanova University School of Law, J.D., June 2000
Long Island University, B.A., May 1997

Whether employed by DBRS full-time or part-time:

Full Time